On February 3, 2005, PricewaterhouseCoopers LLP
(PwC) was notified that it was not selected by the Board of Directors (the "Board") of the Japan
Fund, Inc. (the "Fund") as the independent registered public accounting firm for the Fund's fiscal year-ending December 31, 2005. The
Board's decision to dismiss PwC is effective upon the completion of the December 31, 2004 audit.
Briggs, Bunting & Dougherty, LLP (BBD) was selected as the Fund's independent registered public accounting firm. The decision to change independent registered public accounting firms was recommended by the Fund's audit committee and was approved by the Board on January 26, 2005.
The reports on the financial statements audited by PwC for the Fund for each of the years in the two-year period ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the two-years ended December 31, 2004 and through January 26, 2005, there were no disagreements between the Fund and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements.
The Fund has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated February 23, 2005, is filed as an Exhibit to this Form N-SAR.